September 10, 2021

VIA EDGAR

Ms. Holly Hunter-Ceci
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Hunter-Ceci:

This letter responds to your comment that we discussed on September 9, 2021, relating to Post-Effective Amendment No. 61 to the Registrant’s Registration Statement filed on June 21, 2021, for the principal purpose of adding four new series: Avantis Emerging Markets Value ETF (AVES), Avantis International Large Cap Value ETF (AVIV), Avantis Real Estate ETF (AVRE), and Avantis U.S. Large Cap Value ETF (AVLV). For your convenience, we restate your comment prior to our response.

1.Comment: In your correspondence filed on September 8, 2021, you state that you added language to the prospectus for AVIV indicating that one factor used in determining where a company is located is “where the company’s revenues are derived.” For purposes of determining whether an investment is international, please quantify the percentage of the company’s revenue that will be derived from a country or region (i.e., at least 50%). See footnote 24 to Release No. IC-24828.

Response: We have revised the prospectus disclosure to read, in relevant part: “where a majority of the company’s revenues are derived.”

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary